21001890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinetics Funds Distributor LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Avenue South, 3rd Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 27 2021
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison Westmacott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinetics Funds Distributor LLC, as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JAY H. KESSLEN
Notary Public, State of New York
Registration #02KE6036917
Qualified In New York County
Commission Expires August 7, 20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINETICS FUND DISTRIBUTORS LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Kinetics Funds Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kinetics Funds Distributors LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kinetics Funds Distributors LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kinetics Funds Distributors LLC's management. Our responsibility is to express an opinion on Kinetics Funds Distributors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kinetics Funds Distributors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1and Computation for Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Kinetics Funds Distributors LLC's financial statements. The supplemental information is the responsibility of Kinetics Funds Distributors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1and Computation for Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2003.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2021

KINETICS FUND DISTRIBUTOR LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets:		
Cash and cash equivalents	$	901,233
Investment in securities, at fair market value		468,054
Fees receivable		1,879,431
Prepaid expenses		20,603
Due from affiliate		59,072
Total Assets	$	3,328,393
Current Liabilities:		
Accrued expenses	$	9,000
Due to affiliate		17,136
Total Current Liabilities		26,136
Commitments and Contingencies		
Member's Equity		3,302,257
Total Liabilities and Member's Equity	$	3,328,393

See notes to the financial statements.

KINETICS FUND DISTRIBUTOR LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues		
Service Fees	$	203,251
Operating Expenses		
Occupancy		24,000
Professional fees		18,000
Regulatory fees		28,892
Other		25
Total operating expenses		70,917
Income from Operations		132,334
Other Income		
Interest and dividends		4,418
Net change in unrealized gains on marketable securities		89,665
Total other income		94,083
Net Income	$	226,417

See notes to the financial statements.

KINETICS FUND DISTRIBUTOR LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
YEAR ENDED DECEMBER 31, 2020

Member's Equity - January 1, 2020	$	3,075,840
Net Income		226,417
Member's Equity - December 31, 2020	$	3,302,257

See notes to the financial statements.

KINETICS FUND DISTRIBUTOR LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities		
Net Income	$	226,417
Adjustments to reconcile net income to net cash used in operations:		
Increase in investment in securities, at market value		(89,671)
Increase in fees receivable		(175,077)
Increase in prepaid expenses		(776)
Decrease in due to affiliate		(9,918)
Net cash used in operating activities and decrease in cash and cash equivalents		(49,025)
Cash and Cash Equivalents - January 1, 2020		950,258
Cash and Cash Equivalents - December 31, 2020	$	901,233

See notes to the financial statements.

KINETICS FUNDS DISTRIBUTOR LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note A – Organization and Significant Accounting Policies

Nature of Business

Kinetics Funds Distributor LLC, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers. The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

Investments

Marketable securities are considered available for sale and consist of NASDAQ common stock and various mutual funds, which are carried at fair market value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Service fees are recognized as earned. Security transactions and related expenses are recorded on a trade date basis. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

In May 2011, the Company became a wholly-owned subsidiary of Horizon Kinetics LLC. Any change as the result of an examination by the IRS or the State of New York after 2011 would not have an impact at the entity level.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Note A – Organization and Significant Accounting Policies (Continued)

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2020, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

Subsequent Events

Subsequent events were evaluated through February 24, 2021 which is the date of the financial statements were available to be issued.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $1,233,356, which was $1,208,356 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.02 to 1.

Note C – Commitments

In the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. Cash balances at risk as of December 31, 2020 were $651,233.

Note D - Related Party Transactions

The Company's sole source of income is a monthly fee for acting as the broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds (the "distribution agent fees"), which is paid by Kinetics Asset Management, Inc. The monthly distribution agent fees consist of: (1) $1,000 per month ($12,000 per annum) per fund series, plus (2) 0.01% of the average daily net assets of each fund series computed daily and paid monthly. For the year ended December 31, 2020, the distribution agent fees were $203,251.

Through December 31, 2020 the Company sublet office space from Horizon Kinetics LLC, an affiliated entity, for $2,000 per month. The Company rents this space under a month-to-month sublease agreement. Rent expense for the year ended December 31, 2020 was $24,000.

Affiliated loans (due to/from) are non-interest bearing account balances.

Note E – Investments

At December 31, 2020, the Company owned 3,000 shares of NASDAQ common stock with a fair market value of $398,220 and cost of $39,000. The total unrealized gain with respect to these securities at December 31, 2020 was $359,220. The Company also owned shares of various mutual funds with a fair market value of $69,834 and a cost of $30,200. The total unrealized gain with respect to these securities at December 31, 2020 was $39,634.

KINETICS FUND DISTRIBUTOR LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2020

Computation of net capital		
Members equity	$	3,302,257
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		1,879,431
Prepaid expenses		20,604
Due from affiliate		59,072
Total Non-allowable assets		1,959,107
Net Capital before Securities Haircuts		1,343,150
Haircuts on Securities Positions		
Haircuts		70,208
Undue concentration		39,586
Total Haircuts on Securities Positions		109,794
Net Capital	$	1,233,356
Aggregate indebtedness		
Total liabilities	$	26,136
Computation of basis net capital requirements		
Minimum net capital required (greater of .067 of aggregate indebtedness or $25,000)	$	25,000
Capital in Excess of Minimum Requirements	$	1,208,356
Ratio of Aggregate Indebtedness to Net Capital		.02 to 1

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II(A) filing.

See notes to the financial statements.

KINETICS FUND DISTRIBUTORS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2020

Kinetics Fund Distributors, LLC is exempt from the provisions of Rule 15c3-3 (under subsection (k)(2)(i)) of the Securities Exchange Act of 1934, because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Kinetics Funds Distributor LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Kinetics Funds Distributor LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Kinetics Funds Distributor LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Kinetics Funds Distributor LLC stated that Kinetics Funds Distributor LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kinetics Funds Distributor LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kinetics Funds Distributor LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2021

Kinetics Funds Distributor LLC

KINETICS FUNDS DISTRIBUTOR LLC: 2020 EXEMPTION REPORT

Kinetics Funds Distributor LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3(k)(2)(i); and

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

Kinetics Funds Distributor LLC

I, Allison Westmacott, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Allison Westmacott
Name: Allison Westmacott
Title: Chief Executive Officer
Date: February 24, 2021

470 Park Avenue South, New York, NY 10016 | P 646.291.2300 | F 646.495.0075 | www.horizonkinetics.com

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Kinetics Funds Distributor LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, which were agreed to by Kinetics Funds Distributor LLC and SIPC, solely to assist you and the other specified parties in evaluating Kinetics Funds Distributor LLC's compliance with the applicable instructions of Form SIPC-7. Kinetics Funds Distributor LLC's management is responsible for the Kinetics Funds Distributor LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We confirmed that Kinetics Funds Distributor LLC, as a broker dealer, generated revenues that consist exclusively of the distribution of shares of registered open end investment companies or unit investment trusts.

As a result, Kinetics Funds Distributor LLC qualifies for exclusion from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. Kinetics Funds Distributor LLC filed Form SIPC-3 certifying it qualifies as an excluded broker dealer.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2021